

MAIL STOP 3561

September 18, 2006

Mr. Yuval Cohen
Chief Executive Officer
Fortissimo Acquisition Corp.
14 Hamelacha Street
Park Afek, Rosh Ha'ayin 48901 Israel

> **Re:** **Fortissimo Acquisition Corp.**
> **Amendment 6 to Registration Statement on Form S-1**
> **File No. 333-131417**
> **Filed on August 29, 2006**

Dear Mr. Cohen:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary, page 1

1. We note your response to comment one of our letter dated August 3, 2006. Based on the revisions in this document, it appears that you will dissolve before distributing your trust account to your shareholders. As such, exhibit 10.17 as filed with your last amendment does not appear to cover the cost of the dissolution and liquidation process since such expenses would have to be paid prior to distribution. Please revise or advise.

2.   We reissue prior comment five of our letter dated August 3, 2006. We note the statement that "The proceeds held in trust could take priority over the claims of our public stockholders." Provide us with a legal analysis as to when the claims of the public stockholders would be prior to the claim of creditors of the company. We may have further comment.

3.   Clarify what would happen if shareholders voted to approve an amendment to the certificate of incorporation to provide for a perpetual existence but voted against a business combination. We may have further comment.

4.   Revise the disclosure throughout the prospectus to make it clear that the amount returned to investors upon liquidation of the trust may be less than the amount in the trust. For example, we note the statement on page 8 that "we will promptly distribute only to our public stockholders the amount in our trust account (including any accrued interest) plus any remaining net assets."

Risk Factors, page 11

5.   We partially reissue prior comment six of our letter dated August 3, 2006. We note the statement that the directors will be liable for only their respective portion based upon their ownership interests in FCF. Please clearly disclose, each time you make reference to indemnification in the prospectus, the several nature of the indemnification (see for example the summary section). Clearly state the interest of each individual who has agreed to provide indemnification in the FCF and state the total percent covered by the indemnifications. Lastly, clarify the statement that FCF has agreed to indemnify the directors. File such agreement as an exhibit. We may have further comment.

6.   We note your response to comment nine of our letter dated August 3, 2006. The first risk factor you refer to on page 24 has a subheading that only addresses the risk "after the consummation of a business combination." We reissue the comment. Please provide a separate risk factor to address the fact that it would be difficult to enforce the provisions of the indemnification agreement for events that occur before any business combination. Please locate such separate risk factor in the beginning of this section.

7.   We reissue comment 16 of our letter dated August 3, 2006. We note the concurrent private placement unit offering to be purchased by FCF. Add a risk factor discussing the fact that the private placement warrants may be exercisable at times when the warrants issued in the public unit offering may not be exercisable and discuss the resultant risks. The private placement warrants were issued pursuant to an exemption from registration and therefore will be exercised pursuant to the same exemption. Therefore the private

placement warrants, which do not require an effective registration statement, may be exercisable when the public warrants are not exercisable.

8.   Please revise to clarify if the warrants may be subject to redemption while an effective registration statement relating to the exercise of such warrants is not in place.

9.   We note your response to prior comment 15 of our letter dated August 3, 2006. Please revise the disclosure, if true, to indicate that you will not consider or enter into agreements with public companies in your search for target businesses. It is possible that a public company would be interested in Fortissimo for the cash. If this is not a limitation, then please revise the risk factor to clearly state all affiliated companies that may be considered as a potential target business, public and private.

Proposed Business, page 34

10.   We note your response to comment 20 of our letter dated August 3, 2006. The prior comment addressed the facts and potential differences between FCF's interest in a portfolio company and those of public stockholders. It is clear that FCF would prefer to have its investment appreciate and succeed; however, its interests could still be different from those of public individual investors due to a number of factors including risk preference and diversification. As such, we reissue the comment.

11.   We note your responses to comments 21 and 22 of our letter dated August 3, 2006. Please revise to clarify if your responses mean you can acquire a company that has had losses for a substantial number of periods or a company whose current liabilities exceeds its current assets. If so, please revise to clarify the valuation of such companies and discuss the motivation behind acquiring a company with such characteristics. Explain your references to "emerging growth companies" in the prospectus.

12.   We note your response to comment 15 of our letter dated August 3, 2006. Please revise to clarify if your response means you will engage in a business combination with a company that currently has outstanding public securities.

Exhibits

13.   Please file a new legality opinion.

Closing Comments

       As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

       We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

       Any questions regarding the accounting comments may be directed to Babette Cooper at (202) 551-3396. Questions on other disclosure issues may be directed to Cathey Baker at (202) 551-3326.

                        Sincerely,

                        John Reynolds
                        Assistant Director

cc: Brian B. Margolis, Esq.
       Fax: (212) 969-2900